

March 23, 2012

Via Facsimile
Michael J. Rockenbach
Executive Vice President and CFO
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

    Re: **Emulex Corporation**
            Form 10-K for the Fiscal Year Ended July 3, 2011
            Filed August 23, 2011
            Form 8-K/A filed November 10, 2010
            File No. 001-31353

Dear Mr. Rockenbach:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 3, 2011

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on October 18, 2011)

Fiscal 2011 Compensation

Cash Incentive Payments, page 31

1.   You disclose that the company uses non-GAAP net operating income, in addition to net revenue, as an objective performance measure for purposes of determining cash incentive payments under your executive incentive plan. You state further that your non-GAAP net operating income metric excludes "certain expenses." Please briefly but specifically

explain how you calculate this non-GAAP measure from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. In this regard, we note that the chart at the bottom of page 32 comparing actual performance against the targeted financial measures discloses that you had positive actual non-GAAP net operating income for each quarter during fiscal 2011, yet your Form 10-K reports operating losses of approximately $48.8 million for fiscal 2011. It appears it would be helpful for investors to understand the nature of the expenses you exclude in calculating the non-GAAP metric used to determine executive cash incentive awards.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

2.   We note from disclosure on page 17 that you have engaged in joint development projects with customers, affiliated companies and third parties. Please describe these projects in further detail including the nature and purpose of these arrangements as well as the rights and obligations under these arrangements. Additionally, please explain how you account for these projects including your revenue recognition policy, if applicable.

Note 1. Summary of Significant Accounting Policies

Business and Credit Concentration, page 63

3.   We note your disclosure on page 88 that 70% of your fiscal 2011 revenues were derived from customers in foreign geographic regions, but it does not appear that you have disclosed corresponding credit concentrations in such regions. Please tell us what consideration was given to disclosing significant concentrations of accounts receivable from counterparties or groups of counterparties by geographic region. Please refer to ASC 825-10-50-20 and 21(a).

Note 13. Income Taxes, page 84

4.   We note the impact your international operations had on your effective tax rate in your rate reconciliation, including the effect of the technology platform contribution in fiscal 2011. Please provide us with more detail regarding the technology platform contribution that resulted in an increase in U.S. income tax, as well as a breakdown of the components in the tax rate differential on foreign losses (earnings) line item for each period presented, and tell us what consideration was given to providing further quantitative breakdown of this line item in your disclosure. Please refer to Rule 4-08(h)(2) of Regulation S-X.

5.   We note your disclosure on page 86 that you have not provided for U.S. income taxes or foreign withholding taxes on the earnings of foreign subsidiaries because you intend to reinvest these amounts indefinitely in operations outside the United States and that there is no cumulative amount of undistributed earnings in your foreign subsidiaries. Please clarify whether any of your international subsidiaries individually has any undistributed earnings and if so, what consideration was given to the disclosure requirements under ASC 740-30-50-2c.

Note 14. Revenue by Product Families, Geographic Area and Significant Customers, page 87

6.   We note your disclosure on page 26 that you have several offices in foreign countries including engineering and development facilities located in India. We further note your disclosure on page 32 that have you entered into transfer pricing transactions involving the contribution of technology between domestic and international subsidiaries. Please tell us what consideration was given to disclosing long-lived assets located in foreign countries pursuant to the guidance of ASC 280-10-50-41(b), including any technology contributed to international subsidiaries that is legally owned by such subsidiaries.

Form 8-K/A Filed November 10, 2010

Exhibit 99.2

Server Engines Corporation

Consolidated Financial Statements

7.   We note that you filed audited financial statements solely for the most recent fiscal year of ServerEngines. Please explain in reasonable detail how you reached the conclusion that only one year of audited financial statements was required pursuant Rule 3-05 of Regulation S-X. As part of your response, please provide us with an analysis of how you assessed the significance of the ServerEngines acquisition based on each of the tests described in Rule 1-02(w) of Regulation S-X.

Exhibit 99.3

Note 3. Pro Forma Adjustments, page 5

8.   We note that adjustment C, as described on page 6, eliminates the impact of employment-based contingent consideration recorded as stock-based compensation subsequent to the acquisition of ServerEngines. Please tell us how this adjustment complies with each of the criteria in Rule 11-02(b)(6) of Regulation S-X. As part of your response, specifically address how you determined that these charges are considered non-recurring when the

service period for the contingent consideration appears to be greater than 12 months after the acquisition (i.e. 16 months) based on your disclosure on page 7 of your Form 10-Q for the quarterly period ended September 26, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief